FirstService to Separate into Two Independent Public Companies

February 10, 2015

FirstService

Creating value one step at a time

Advisory Regarding Forward-Looking Statements

Information in this presentation that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this presentation is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time, including, but not limited to, general economic and industry growth rates, currency exchange and interest rates, competitive intensity and shareholder and regulatory approvals.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of FirstService to control or predict. The actual results, performance or achievements of Colliers International or FirstService Corporation could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the operations and financial condition of Colliers International and FirstService Corporation as separately traded public companies, including the reduced industry and geographical diversification resulting from this separation; the impact of the Arrangement on the trading prices for, and market for trading in, the shares of FirstService, Colliers International and FirstService Corporation; the potential for significant tax liability for a violation of the tax-deferred spinoff rules; the potential benefits of the Arrangement; business cycles, including general economic conditions in the countries in which Colliers International and FirstService Corporation operate, which will, among other things, impact demand for services and the cost of providing services; the ability of each of Colliers International and FirstService Corporation to implement its business strategy, including their ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in FirstService's Annual Information Form for the year ended December 31, 2013 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the proposed Arrangement, Colliers International and FirstService Corporation will be further described in the information circular to be mailed in advance of the shareholder meeting at which the Arrangement will be considered. Other factors, risks and uncertainties not presently known to FirstService or that FirstService currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this presentation, which are made as of the date of this presentation, and not to use such information for anything other than their intended purpose. FirstService disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

Transaction Overview

Creating two strong industry leaders

- **Colliers International** – Top 3 global leader in commercial real estate services
- **FirstService Corporation (New)** – NA leader in residential property management and services
- Strong cash flows, compelling growth opportunities and long history of creating shareholder value
- "Spin-off" will be tax-free distribution to shareholders
- Conditional upon shareholder, court approvals and confirmation of tax-free nature
- Completion targeted for Q2 2015
- Hennick to Executive Chairman of Colliers & Chairman of FirstService
- Patterson to CEO of FirstService, Friedrichsen to CFO of Colliers, others to remain in place
- Founder to retain control, oversight and stewardship

2014 Financials(1)

(US$)

FirstService Corporation

Revenue $2.7B

EBITDA	Margin
$222M	8%

Colliers International

Revenue $1.6B

EBITDA	Margin
$145M	9%

Top 3 global leader in commercial real estate services

FirstService Corporation

Revenue $1.1B

EBITDA	Margin
$74M	7%

North American leader in residential services

(1) Adjusted EBITDA as presented above is a non-GAAP measure. Investors should consider non-GAAP measures in addition to, not as a substitute for, the comparable GAAP measures. A reconciliation is provided in the Company's earnings release dated February 10, 2015.

Rationale for Separation

Distinct brands, customers and industry dynamics

Intensify focus on core businesses and customers and have flexibility to pursue independent value creation strategies

Attract appropriate investors and offer better comparability with publicly traded peers

Implement distinct capital allocation strategies and better alignment between management and shareholders

Create two different and compelling investment opportunities

Colliers International

Top 3 global leader in commercial real estate services

- Highly regarded international brand, global capabilities and broad array of services
  - 16,000 professionals, 502 offices, 67 countries
- Fastest growing company over past 10 years and ranked #5 global outsourcer (IAOP)
- Significant growth opportunities and industry consolidation on a global scale
- Strong cash flows, modest capex, variable costs
- Strong and conservative balance sheet
- Experienced management team
  - Executive Chairman – Jay Hennick
  - CEO – Doug Frye
  - COO – Dylan Taylor
  - CFO – John Friedrichsen

2014 Revenue by Service[(1)]


38%
31%
31%
Investment Sales
Leasing
Outsourcing & Advisory Services

2014 Revenue by Geography[(1)]


26%
50%
24%
Americas
Asia Pacific
EMEA

(1) Pro forma for 2014 acquisitions.

Colliers International
Historical financial performance

Impressive Growth and Margin Expansion[1,2]

Revenue
(US$ in millions)



CAGR: 18.2%
$851
$984
$1,159
$1,307
$1,582
$1,664
2010
2011
2012
2013
2014
Pro forma 2014(3)

Adjusted EBITDA and Margin
(US$ in millions)



CAGR: 55.2%
$27
$43
$71
$103
$145
$157
3.2%
4.3%
6.1%
7.9%
9.2%
9.4%
2010
2011
2012
2013
2014
Pro forma 2014(3)

Financial Results

- Revenue and EBITDA CAGRs of 18.2% and 55.2%, respectively, dating from 2010
- Margin up 600bps+ since 2010

(1) Adjusted EBITDA as presented above is a non-GAAP measure. Investors should consider non-GAAP measures in addition to, not as a substitute for, the comparable GAAP measures. A reconciliation is provided in the Company's earnings release dated February 10, 2015.
(2) Colliers International results are inclusive of incremental corporate costs.
(3) Pro forma revenue and adjusted EBITDA for 2014 reflects annualized contribution from completed acquisitions.

FirstService

FirstService Corporation

Leader in residential real estate services

- Largest North American property manager
- Leading provider of property services through well-known franchise brands
- 85% recurring contracts, high retention rates
- Strong cash flows, modest capex
- Strong balance sheet
- Significant growth opportunities and margin enhancement potential
- Benefit from scale, expertise and differentiators to bring value to clients, reinforce service excellence
- Experienced management team
  - Founder & Chairman – Jay Hennick
  - CEO – Scott Patterson
  - CFO – Jeremy Rakusin

2014 Revenue by Service


19%
81%
Residential Services
Brands

2014 Revenue by Geography


8%
92%
U.S. Operations
Canadian Operations

FirstService Corporation
Historical financial performance

Consistent and Predictable Revenue and EBITDA[1,2]

Revenue
(US$ in millions)


CAGR: 11.0%
$755
$857
$940
$1,038
$1,132
$1,144
2010
2011
2012
2013
2014
Pro forma 2014 (3)

Adjusted EBITDA and Margin
(US$ in millions)


CAGR: 7.8%
$63
$69
$78
$78
$74
$85
8.3%
8.1%
8.3%
7.6%
6.5%
7.4%
2010
2011
2012
2013
2014
Pro forma 2014(3)

Financial Results

- Revenue and EBITDA CAGRs of 11.0% and 7.8%, respectively, dating from 2010

(1) Adjusted EBITDA as presented above is a non-GAAP measure. Investors should consider non-GAAP measures in addition to, not as a substitute for, the comparable GAAP measures. A reconciliation is provided in the Company's earnings release dated February 10, 2015.
(2) New FirstService results are inclusive of incremental corporate costs.
(3) Pro forma revenue and adjusted EBITDA for 2014 reflects annualized contribution from completed acquisitions. Pro forma adjusted EBITDA for 2014 also reflects $9.0 million of elevated employee medical benefits costs.

FirstService
Creating value one step at a time

Colliers INTERNATIONAL

2015 Full-Year Expectations

	Post-split 2015 full-year expectations
Colliers International revenue growth	High single-digit percentage increase
Colliers International adjusted EBITDA margin	High single-digit percentage
FirstService Corporation revenue growth	Low double-digit percentage increase
FirstService Corporation adjusted EBITDA margin	High single-digit percentage
Financial leverage	Colliers: 1.0-1.5x net debt to adj. EBITDA FS: 2.0-2.5x net debt to adj. EBITDA
Effective tax rate	Colliers: high 20's percentage FS: low 30's percentage

FirstService
Creating value one step at a time

Colliers INTERNATIONAL

Capital Structure

Guiding Principles

- Capital structures optimized
- Each company to reflect unique industry dynamics, growth prospects and cash flow characteristics

Colliers International

- Increased investment in M&A to complement existing business
- Capital structure to provide competitive advantage in CRE
- Targeting 1.0-1.5x financial leverage(1)
- Anticipated dividend of $0.08 per share per annum

FirstService Corporation

- Continued focus on organic growth and acquisitions
- Capital structure to reflect steady, recurring revenue profile
- Targeting 2.0-2.5x financial leverage(1)
- Continuation of existing dividend of $0.40 per share per annum

FirstService

(1) Expressed as net debt / adjusted EBITDA including annualized contribution from acquisitions.

Colliers INTERNATIONAL

Summary

Structure and Consideration	▪ Create two independent public companies with independent Boards ▪ Each with strong cash flows, compelling opportunities and record of value creation ▪ Separation structured as a spin-off, tax-free distribution to shareholders
Colliers International	▪ Top 3 global leader in commercial real estate services ▪ 16,000 professionals, 502 offices, 67 countries (with affiliates) ▪ Revenue of $1.6B for 2014 ($2.3B with affiliates) ▪ Financial leverage of 1.0x-1.5x; anticipated dividend of $0.08 per share per annum
FirstService Corporation	▪ Largest residential property manager, leading property services provider ▪ Revenue of $1.1B for 2014 ($2.4B of system wide sales with franchisees) ▪ Financial leverage of 2.0-2.5x ▪ Continue existing FirstService dividend of $0.40 per share per annum
Leadership Team	▪ Jay Hennick, Executive Chairman of Colliers, Chairman of FirstService ▪ Scott Patterson to CEO of FirstService; John Friedrichsen to CFO of Colliers ▪ Existing key executives to remain in place ▪ Founder to retain control, oversight and stewardship of both companies
Conditions and Expected Closing	▪ Conditional upon shareholder, court approvals and confirmation of tax-free nature ▪ Completion targeted for Q2 2015